SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

July 14, 2023

Via EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Healthcare REIT, Inc.

Registration Statement on Form S-11

Filed September 16, 2022

File No. 333-267464

Dear Mr. Regan:

On behalf of American Healthcare REIT, Inc. (the “Company”), we hereby transmit via the Electronic Data Gathering, Analysis, and Retrieval system for filing under the Securities Act of 1933, as amended, an amended version (“Amendment No. 1”) of the Company’s Registration Statement on Form S-11 (the “Registration Statement”) relating to the proposed public offering of shares of the Company’s common stock, $0.01 par value per share. The Registration Statement has been revised to respond to a comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in your letter dated October 11, 2022 relating to the Registration Statement, originally filed on September 16, 2022, and to reflect certain other changes. Amendment No. 1 has been marked to show all changes made to the Registration Statement originally filed on September 16, 2022.

Your comment with respect to the Registration Statement is reproduced below in bold text. The Company’s response thereto is set forth immediately following the reproduced comment. All references to page numbers in the Company’s response are to the page numbers in the prospectus included as part of Amendment No. 1 (the “Prospectus”). Capitalized terms used herein without definition have the meanings given in the Prospectus.

United States Securities and Exchange Commission

July 14, 2023

Distribution Policy, page 79

1.

We note your calculation of cash available for distribution includes several adjustments related to non-controlling interest. Given it appears your table is designed to calculate cash available for the consolidated entity, and reflects distributions to non-controlling interest holders below the calculation of CAD, explain to us why these adjustments for non-controlling interest are necessary.

The Company notes the Staff’s comment and has revised the disclosure on pages 84 and 85 of the Prospectus to clarify that, in the adjustments used in calculating estimated cash available for distribution (“CAD”), the references to “noncontrolling interest” relate to noncontrolling interest “in consolidated joint ventures” (i.e., such references do not relate to noncontrolling interest in the Operating Partnership). Similarly, the Company has revised the disclosure to clarify that the table calculates CAD attributable to “our stockholders and holders of OP units” and then allocates such CAD between “our stockholders” and “holders of OP units.”

* * *

Please do not hesitate to contact the undersigned at (212) 839-5455 with any questions you may have regarding this filing.

Very truly yours,

/s/ Edward F. Petrosky
Edward F. Petrosky

cc:	Eric McPhee, Securities and Exchange Commission

Robert Telewicz, Securities and Exchange Commission

James Lopez, Securities and Exchange Commission

Danny Prosky, American Healthcare REIT, Inc.

Bartholomew A. Sheehan III, Sidley Austin LLP

Jason Friedhoff, Sidley Austin LLP

Scott Chase, Goodwin Procter LLP